UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
(Amendment No. 1)
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the six month period ended June 30, 2010.

Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE
Satélites Mexicanos, S.A. de C.V., a Sociedad Anónima de Capital Variable (“Satmex”) is filing this Amendment No. 1 (“Amendment No. 1”) to its Report on Form 6-K for the six month period ended June 30, 2010, which was originally filed with the Securities and Exchange Commission on August 13, 2010 (the “Original Report”), to file a revised Exhibit 10.1 in order to disclose certain information for which confidential treatment had been initially requested. Exhibit 10.1 hereto supersedes in its entirety Exhibit 10.1 previously filed on the Original Report.
This Amendment No. 1 also amends the Original Report to add the following disclosure to Part II Other Information, Item 2 — Other Matters:
On May 7, 2010, but effective as of April 1, 2010, Satmex entered into a construction contract (the “Agreement”) with Space System Loral (“SS/L”) for the design and construction of a new, 64 transponder, C- and Ku- band satellite, Satmex 8, to replace its exiting Satmex 5 satellite. Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, Satmex has requested confidential treatment for certain portions of the Agreement, a copy of which, with portions redacted, is attached hereto as Exhibit 10.1.
The Agreement provides that SS/L will have the satellite ready for shipment to the launch site prior to July 1, 2012. The Agreement contemplates a fixed price for the construction of Satmex 8 and specified support services, plus additional costs depending on the launch vehicle selected and Satmex 8’s achievement of orbital performance. Payments are due from Satmex upon SS/L achieving specified milestones. Satmex has made expenditures of $16.0 million through June 30, 2010 and contemplates that it will be required to make expenditures of approximately $65 million before December 31, 2010. Satmex estimates that the total Satmex 8 program, including construction, launching and insurance, will cost approximately $350 million.
The payments to be made under the Agreement may be deemed to exceed the level of capital expenditures that Satmex may make or commit to make under the indentures governing its First Priority Senior Security Notes due 2011 (“First Priority Notes”) and Second Priority Senior Security Notes due 2013 (“Second Priority Notes”). Satmex, therefore, obtained waivers for certain indenture covenants from the holders of a majority of each of the First Priority Notes and Second Priority Notes to allow Satmex to enter into the Agreement and a related satellite launch agreement, and to make up to $100 million of cash payments in connection therewith (the “Waiver”). Satmex will require further waivers from the holders of its First Priority Notes and Second Priority Notes or alternative financing arrangements in order to make the contemplated payments under the Agreement in excess of the amounts permitted under the Waiver.
In connection with the Waiver, Satmex agreed to an increase in the interest rate payable on the First Priority Notes from 10.50% plus the greater of the Eurodollar Rate determined quarterly and one and one-half percent (1.50%), which was 12% through June 30, 2010.
The changes in this Amendment No. 1 were made in response to comments the Company received from the United States Securities and Exchange Commission to the Company’s Confidential Treatment Request.
This Amendment No. 1 continues to speak as of the date of the filing of the Original Report, and the Company has not updated the disclosures contained therein to reflect any events that occurred at a later date.
Item 3 Exhibits
Exhibit 10.1. Contract between Space Systems/Loral, Inc. and Satélites Mexicanos, S.A. de C.V. (executed on May 7, 2010 and effective as of April 1, 2010) for the design and construction of a new, 64 transponder, C- and Ku- band satellite, Satmex 8. Portions of this exhibit have been omitted pursuant to a Confidential Treatment Request submitted to the Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 22, 2010

Satélites Mexicanos, S.A. de C.V. (Registrant)
By:	/S/ Pablo Manzur y Bernabéu
	Name:	Pablo Manzur y Bernabéu
	Title:	General Counsel

EXHIBIT INDEX

Exhibit Number	Document
10.1
Exhibit 10.1. Contract between Space Systems/Loral, Inc. and Satélites Mexicanos, S.A. de C.V. (executed on May 7, 2010 and effective as of April 1, 2010) for the design and construction of a new, 64 transponder, C- and Ku- band satellite, Satmex 8.*

*	Portions of this exhibit have been omitted pursuant to a Confidential Treatment Request submitted to the Securities and Exchange Commission.